

Mail Stop 3720

August 27, 2009

Mr. Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
Building 28, Huzhu Road
Zhongyuan District, Zhengzhou
People's Republic of China

> **Re:** **ZST Digital Networks, Inc.**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed on August 21, 2009**
> **File No. 333-160343**

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

We may be exposed to risks relating to our disclosure controls…, page 17

1.   We note your disclosure that management concluded that your disclosure controls and procedures were not effective as of March 31, 2009. Revise your risk factor to discuss more specifically why management concluded that disclosure controls and procedures were not effective. For example, we note that one factor was the late filing of your Quarterly Report on Form 10-Q. Revise to describe more specifically what factors led to the late filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 29

2.   We note your response to prior comment 16 from our letter dated July 28, 2009. As presented, your revised disclosure still does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Revise to provide not only a "discussion," but an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Description of Business, page 32

3.   We note your response to prior comment 19 from our letter dated July 28, 2009. In your response, you note that you have revised your disclosure to include a map of China highlighting your range of service. The map on page 33, however, only highlights the range of service within the Henan Province. Please revise to include a map of China highlighting your range of service.

Research and Development, page 37

4.   We note your response to prior comment 25 from our letter dated July 28, 2009. Given your statement regarding the critical nature of research and development activities, please further revise to further explain why your research and development expenses, regardless of reimbursement, have been $0 for 2009 to date.

Revenue Recognition, page F-12

5.   We note your response to comment 29 from our letter dated July 28, 2009. You state that the customer's obligation to you would not be changed in the event of theft or physical destruction or damage of the product because you entrust the supplier to ship the product

to the customer. To help us better understand your basis for recognizing revenue of your IPTV devices upon shipment, please clarify for us which party bears the liability for goods lost or damaged in transit to the buyer.

Foreign currency translation, page F-13

6.   We note your response to comment 33 from our letter dated July 28, 2998. We have not been able to locate the revisions noted in your response. Since substantially all of your operations are in the PRC, tell us why you are using the USD as the functional currency of ZST Digital. It appears to us that all your operations including those of the parent company should be measured using the currency of the primary economic environment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363, or Terry French, Branch Chief Accountant at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq., K&L Gates LLP
     via Facsimile (310) 552-5001